AECOM 13355 Noel Road Dallas, TX 7240 www.aecom.com	972.788.1000 tel

June 7, 2024

VIA EDGAR

Mr. Stephen Kim and Mr. Lyn Shenk

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	AECOM
Form 10-K for Fiscal Year Ended September 30, 2023
File No. 000-52423

Dear Mr. Stephen Kim and Mr. Lyn Shenk:

This letter is in response to the comment letter, dated May 9, 2024, of the Staff of the Division of Corporation Finance (the “Staff”) regarding the above-referenced filings for AECOM (the “Company” or “AECOM”).  To assist your review, we have retyped the text of the Staff’s comments in bold below.

Form 10-K for the fiscal year ended September 30, 2023

Notes to Consolidated Financial Statements

Note 4. Revenue Recognition, page 68

1.	We note your discussion of customer end markets on page 5 and the quantification of changes in revenue for end markets in the proposed, revised results of operations disclosure in your response. Please tell us what consideration you have given to providing additional revenue disaggregation on the basis of major customer end markets, which would provide context to the changes in revenue for end markets disclosed in your results of operations disclosure.

AECOM’s Response to Comment 1

We acknowledge the Staff’s comment, and respectfully submit that the Company’s current disaggregated revenue disclosure was developed after carefully considering the guidance of ASC 606-10-50-5 and ASC 606-10-55-89 through 55-91 as well as the objectives of ASC 606. The Company considered and periodically evaluates the appropriate level of disaggregated revenue information to depict how the nature, amount, timing, and uncertainty of its revenue and cash flows are affected by economic factors. As noted in ASC 606-10-50-89, the Company determined that more than one type of category of disaggregation was needed to meet the objectives of ASC 606-10-50-5 after evaluating multiple dimensions of the Company, including end markets.

When considering the disaggregated revenue disclosure, the Company considers macroeconomic factors, such as employment, inflation, interest rates, and economic growth, as well as Company-specific economic factors, such as trends related to infrastructure investment, and the potential impact on its revenue and cash flows. The services the Company provides are substantially the same across all end markets providing knowledge-based professional infrastructure consulting services for a fee. However, the economic factors tend to vary on a geographic regional level such that providing revenue disaggregated by geographic region appropriately articulates the level of potential risk to future revenue and cash flows. For example, the economic impact of Brexit or the Company’s determination to exit its Russian operations as a result of the conflict in Ukraine would have an impact on the applicable geographic region that would be more meaningful to the user of the financial statements than changes in end markets of the Company.

AECOM 13355 Noel Road Dallas, TX 7240 www.aecom.com	972.788.1000 tel

The Company also considers trends related to contract type due to the economic factors that differing contractual arrangements can present. The Company provides a description of its major contracting types and revenue disaggregated by contract type. The major contract types have differing levels of risk inherent in them that would have an economic impact on revenue and cash flows. For example, cost plus contracts allow the Company to pass along increases in costs to our customers, whereas the risk of cost increases in fixed price contracts is borne by the Company. Additionally, the Company also provides information regarding the timing of the recognition of its remaining unsatisfied or partially satisfied performance obligations to help investors understand the typical duration of our contracts.

The Company considered how information about its revenue has been presented for other purposes pursuant to ASC 606-10-55-90, including information provided to the Chief Operating Decision Maker (“CODM”) and outside the financial statements, such as earnings releases or investor presentations. The CODM allocates resources across the operating segments, which are organized on a geographic basis, and consistently presented in the Company’s quarterly earnings releases. The Company’s earnings releases provide revenue by reportable segment, which are derived through the aggregation of geographic operating segments. The Company’s quarterly investor presentations provide revenue less pass-through revenues (“NSR”) with a relative percentage of total segment NSR presentation by geography and contract type, along with funding sources, technical expertise, and end market.

Given the CODM uses geography to allocate resources and both geography and contract type are presented consistently in investor materials, the Company concluded that disaggregated revenue by geography and contract type depicts how revenue and cash flows are affected by economic factors, both of which are examples of appropriate categories of disaggregation noted in ASC 606-10-55-91. These economic factors, however, apply broadly across all end markets. For example, infrastructure investment in the Americas has generally the same impact on the Company’s Water end market as its Transportation end market. The Company believes that revenue disaggregated by end market is not necessary because the end markets do not have characteristics that would provide additional information regarding the nature, amount, timing, and uncertainty of revenue and cash flows. Thus, the Company does not believe disaggregating revenue by end market would be required to meet the objective of ASC 606-10-50-5.

The Company acknowledges the comment from the Staff that additional context in Management’s Discussion and Analysis about revenue changes by end market would be helpful for financial statement users. In future filings, the Company will provide the period-over-period percentage change when providing period-over-period dollar value changes.

AECOM 13355 Noel Road Dallas, TX 7240 www.aecom.com	972.788.1000 tel

Note 16. Other Financial Information, page 88

2.	We note your response to prior comment 3 stating that you investigate any change in gross profit percentage related to changes in estimates that result in an increase or decrease in revenue of greater than $1 million for the period at an individual contract level. Please tell us the aggregate impact of all changes in contract estimates on your results of operations (revenue and income from operations) for each year of the three year period ended September 30, 2023 (absent a threshold). If you do not track and/or assess all changes in contract estimates, tell us how you determined the aggregate impact of all changes in contract estimates did not have a material impact to the financial statements. Please also clarify whether the impact quantified in your response of 0.1% was measured using quarterly or annual amounts.

AECOM’s Response to Comment 2

The Company tracks changes in revenue and cost on a contract-by-contract basis but does not track changes in revenue and cost due to a change in estimate separately from changes in scope on a contract basis in order to quantify the aggregate impact of changes in estimate. As such, the Company developed a policy to identify significant changes in estimates that would require disclosure under ASC 250-10-50-4. Under this policy, the Company reviews contracts that have a change in gross profit percentage related to changes in estimates that result in an increase or decrease in revenue of greater than $1 million during the current reporting period to determine whether the change is due to a change in estimate or a change in scope. Based on the contracts reviewed, changes in revenue due to a change in estimate aggregated to less than a 0.1% impact to annual revenue for each year in the three-year period ended September 30, 2023, which the Company believes is not material to the financial statements.

The contracts identified by this $1 million threshold represent approximately 15% of the Company’s total revenue during each year of the three-year period ended September 30, 2023. These analyzed contracts each contribute on average approximately $35 million in revenue per year, while the remaining unanalyzed contracts each contribute on average less than $0.5 million in revenue per year. The analyzed contracts tend to be multi-year performance obligations, while the contracts not subject to the threshold typically are completed within one year. Based on the composition of the contracts identified by the threshold and their impact on annual revenue and the composition of the contracts that fall below the threshold, the Company does not believe additional disclosure is required under ASC 250-10-50-4. The Company will provide the required disclosure in future filings if revisions due to changes in estimates become material.

AECOM 13355 Noel Road Dallas, TX 7240 www.aecom.com	972.788.1000 tel

Note 19. Reportable Segments and Geographic Information, page 91

3.	We note your response to prior comment 4 and your proposed, revised disclosure on page 15. Please revise your disclosure to explain in more detail the factors used to identify your reportable segments. It appears that a summarized version of the information provided on pages 8 and 9 of your response, where you describe the operating segments aggregated into reporting segments and your consideration of additional information reported to the CODM on a global end market basis, would meet the objectives of ASC 280-10-50-21 and allow investors to understand how you determined your reportable segments.

AECOM’s Response to Comment 3

In future filings, the Company will revise its disclosure for reportable segments and geographic information to include the following:

The Company manages its operations under three reportable segments according to their geographic regions and business activities. In identifying its reportable segments, the Company considered the financial information provided to its chief operating decision maker (CODM), who is the chief executive officer. This financial data is organized by geographic region and global business lines. The CODM uses this information to allocate resources and assess the performance of the segments primarily based on revenue less pass-through revenue and attributable earnings before interest, tax, and amortization expense. After considering various factors, including the development and utilization of financial data to the CODM, the Company concluded that identifying its operating segments by geography was consistent with the objectives of ASC 280-10. Certain operating segments have been aggregated based on similar characteristics, including long-term financial performance, the nature of services provided, internal process for delivering those services, and types of customers, to arrive at the Company’s reportable segments. The Company’s Americas reportable segment provides planning, consulting, architectural and engineering design services, and construction management services to public and private clients in the United States, Canada, and Latin America, and is comprised of the Design and Consulting Services Americas and Construction Management operating segments. The Company’s International reportable segment provides similar professional services to public and private clients in Europe and India, the Middle East and Africa, Asia, and Australia and New Zealand, and is comprised of the operating segments in those geographic regions. The Company’s AECOM Capital (ACAP) operating segment is its own reportable segment and primarily invests in and develops real estate projects. Certain expenses that are determined to relate to the Company as a whole are not deemed to be part of an operating segment but are reported within Corporate.

AECOM 13355 Noel Road Dallas, TX 7240 www.aecom.com	972.788.1000 tel

Closing

Please contact the undersigned at (714) 567-8559 with any questions or comments you may have regarding this letter.

Very truly yours,

/s/ Gaurav Kapoor
Gaurav Kapoor
Chief Financial and Operations Officer

cc:

W. Troy Rudd, Chief Executive Officer, AECOM

David Y. Gan, Chief Legal Officer, AECOM

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